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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:    January 2, 2003
                     ---------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      X       Form 40-F
                                     ---------            ---------

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes               No      X
                                   -----------      -----------

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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           The press release on January 2, 2003, a copy of which is attached as
Exhibit 99.1 hereto, is incorporated by reference into this Form 6-K.

Exhibits.

           The following exhibit is filed with this report:

           99.1 - Press Release, dated January 2, 2003, of TRICOM, S.A.



                         [Signature on following page.]


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TRICOM, S.A



Dated: January 2, 2003               By:    /s/ Carl H. Carlson
                                            -------------------------------
                                            Carl H. Carlson
                                            Executive Vice President, Chief
                                            Operating Officer, Member of the
                                            Office of the President and
                                            Treasurer